UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Subject Company)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Person Filing Statement)

Ordinary shares of nominal value €1.01 per ordinary share
American Depositary Shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)
(ISIN of Class of Securities)

1912EP104 (American depositary shares, each representing one ordinary share)
(CUSIP Number of Class of Securities)

Spyros Mello
Chief Compliance Officer and Deputy General Counsel
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

George H. White, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No.: 011-44-20-7959-8900

☐           Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 supplements Item 9 (but no other item) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission on March 20, 2013, and amended on March 25, 2013, March 27, 2013, April 16, 2013, and April 22, 2013 (the “Statement”) by Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”).   The Statement relates to the offer made by Coca-Cola HBC AG (“Coca-Cola HBC”) to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares, that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”).  The Exchange Offer is comprised of the U.S. offer and the Greek offer.

Item 9.  Exhibits

Item 9 of the Statement is hereby supplemented as follows:

Exhibit No.	Description

(a)(i)(xliv)

Notification that Coca-Cola HBC Shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (incorporated by reference to the Form 6-K filing made by Coca-Cola HBC on April 26, 2013 under the EDGAR format type 8-K12B (Commission file number 001-35891)).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ SPYROS MELLO
Name: SPYROS MELLO
Title: CHIEF COMPLIANCE OFFICER AND DEPUTY GENERAL COUNSEL
Date: APRIL 26, 2013

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